UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 21 September 2026 – Cadeler A/S ("Cadeler"), through Nexra, its dedicated offshore wind service platform, and Vattenfall Vindkraft AB have entered into a memorandum of understanding (MoU) for a strategic collaboration to explore the development of next-generation operations & maintenance (O&M) solutions for the offshore wind industry.

The collaboration will focus on advancing innovative Major Component Exchange (MCE) capabilities, combining operational expertise, service methodologies, and long-term planning to explore more efficient and scalable approaches to offshore wind maintenance and support the evolving needs of offshore wind asset owners and operators.

As the global installed base of offshore wind turbines continues to grow and mature, efficient maintenance strategies and access to specialised MCE capabilities are becoming increasingly important to ensuring long-term asset performance, reliability and availability.

Through the collaboration, Nexra and Vattenfall will explore concepts and solutions designed to improve the efficiency, safety and scalability of offshore wind maintenance activities across multiple turbine platforms, with the ambition of supporting more predictable and effective maintenance of offshore wind assets.

Jacob Christian Gregersen, Chief Growth Officer at Cadeler, commented:
“The offshore wind industry is entering a new phase, with a growing installed base and increasingly complex maintenance needs. This collaboration gives us an opportunity to combine complementary expertise and explore new approaches to Main Component Exchange, helping shape more efficient and scalable O&M solutions for the assets of tomorrow.”

Pavlo Malyshenko, Head of Generation, Offshore Wind at Vattenfall, commented:
“The long-term competitiveness of offshore wind will depend not only on how we build projects, but also on how effectively and efficiently we operate and maintain them over decades. Every major component exchange comes with significant cost, complexity and lost generation. Through this collaboration, we want to explore smarter approaches that support safe and reliable operations, improve long-term asset performance and reduce lifecycle costs, helping to keep offshore wind an affordable source of fossil-free electricity.”

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

About Nexra:
Nexra is Cadeler’s dedicated Operations & Maintenance (O&M) service platform, established in 2025 to support the growing offshore wind aftermarket globally. Nexra provides heavy maintenance services throughout the operational lifetime of offshore wind assets. Nexra leverages a flexible vessel portfolio, primarily drawing on Wind Zaratan, Wind Scylla and Wind Keeper, with the ability to deploy vessels from across the broader Cadeler fleet when required. This flexibility complements Cadeler’s core installation activities, supporting efficient fleet-wide utilisation and delivering responsive support to the group’s clients across key offshore wind markets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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